9/21

04045686

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kettle River Resources

*CURRENT ADDRESS

PROCESSED
NOV 0 1 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 666 FISCAL YEAR 4-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/25/04

Rule 12g3-2(b)

ARIS 4-30-04

KETTLE RIVER RESOURCES LTD.

2004 ANNUAL REPORT

- **Report to Shareholders**
- **Audited Financial Statements**
  - **April 30, 2004**
- **Management Discussion and Analysis**
- **Corporate Data**

Annual General Meeting

The Annual General Meeting will be held at 10 AM on Friday October 22, 2004 at the offices of Lang Michener, 1500 - 1055 W. Georgia Street, Vancouver, BC. Shareholders of record on September 13, 2004 will be entitled to vote at the meeting.

Registrar & Transfer Agent

CUSIP #429705 108
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street,
Vancouver, BC V6C 3B9
Phone: (604) 661-0232

Kettle River Resources Ltd. Symbol: KRR

The Company trades on the TSX Venture Exchange, Vancouver

Box 130, 298 Greenwood Street,
Greenwood, BC Canada V0H 1J0
Phone: (250) 445-6756
Facsimile: (250) 445-2259

Website: kettleriver.com
Investor Relations:
Toll Free: 1 800 856-3966
Email: *kettle@direct.ca*

Kettle River Resources Ltd.
Report to Shareholders

Thank you for your continued support. This year the Greenwood Mining District was very active with a number of TSX-Venture listed companies exploring the area. Kettle River conducted a significant drilling program on the Tam O'Shanter Wild Rose vein following up on previous reported gold. The drilling showed gold in the system starting at 150 meters of depth. Directly to the south, Mineworks Resources Corp. recently extended an existing tunnel north towards our property boundary. The Wild Rose vein crosses both properties.

On the east side of Greenwood contiguous to the Phoenix property, Gold City Industries Ltd. has been conducting extensive exploration and announced permit approvals to build a 200 tonne a day gravity flotation mill with production to commence the summer of 2005. A mill in the area is good news for area property holders, potentially providing a facility for processing 10,000 tonnes under a bulk sample permit.

Near the former Phoenix Mine on the Arcadia property, Kettle River is planning a 3D IP geophysical survey this fall. Recently, Kingsman Resources Ltd. conducted exploration on their adjoining property (Snowshoe Property) being the former OB claims of the Skylark Mine. Kettle River owns the majority of the old Crown Granted claims in the Skylark Camp. The Skylark Mine, a joint venture between Skylark Resources Ltd and Viscount Resources Ltd. operated between 1986 to December 31, 1987. The Ministry of Mines reports 33,298 tonnes were milled producing 11,751 kg of silver and 90 kg of gold, 9.5 tonnes copper, 107.5 tonnes of lead and 43.6 tonnes of zinc. Production from the Crown Granted claims during 1893-1940 reports 1,866 tonnes were shipped containing 5282 kg of silver, 22.5 kg of gold, 25.8 tonnes of lead and 4.8 tonnes of zinc. This production was from veins occurring above a major thrust or detachment fault.

Revisiting data on the Arcadia group of claims, Kettle River has concluded there was no expanded follow-up of high gold assays encountered in several percussion drill holes conducted prior to the shutting down of the operations. The gold, associated with pyrite, occurs in the wide fault zone hosting serpentine and silicified mylonite. Work was local to the existing mine operations and we are hoping to expand ore potential using geophysical techniques to define gold pyrite zones within the fault.

The Lac de Gras area is experiencing renewed interest. During the year, BHP Billiton sold DHK's WO Block Diamond Project to Perigrene Diamonds Inc. who on July 19, 2004 announced a merger with Dunsmuir Ventures Ltd. Dunsmuir plans to conduct a 200-tonne bulk sample of the Tli Kwi Cho diamondiferous kimberlite pipe in early 2005. This test will challenge the 1994 test claiming that the pipe only contained marginal value diamonds. There are many who feel the Tli Kwi Cho may be like the legendary Phoenix Bird. Once the bulk test is complete, the DHK Syndicate will hold a combined 20% participating interest in the WO claim block.

We plan increased activity in the Company for the upcoming year and hope to enjoy stable or increasing gold, diamond and metal prices.

On Behalf of the Board of Directors,

"George Stewart"
President

September 13, 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Kettle River Resources Ltd.:

We have audited the balance sheet of Kettle River Resources Ltd. as at April 30, 2004 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at April 30, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 31, 2003.

"Staley, Okada & Partners"

Vancouver, B.C.
July 29, 2004

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

KETTLE RIVER RESOURCES LTD.

Statement 1

Balance Sheet
April 30, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 2c)	$ 148,331	$ 130,750
Accrued interest and other amounts receivable	23,305	54
Marketable securities (Note 3)	76,592	Nil
Prepaid expenses	3,029	4,521
	251,257	135,325
Reclamation Bond	5,000	Nil
Investments (Note 4)	Nil	80,089
Property, Plant and Equipment (Note 5)	93,338	93,654
Mineral Properties (Note 6)	4	4
	$ 349,599	$ 309,072
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	25,949	31,334
Shareholders' and director's loans (Note 8)	22,698	20,957
	48,647	52,291
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	8,407,559	8,178,006
Deficit accumulated in the exploration stage – Statement 2	(8,106,607)	(7,921,225)
	300,952	256,781
	$ 349,599	$ 309,072

See accompanying notes to financial statements.

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.
Statements of Loss and Deficit
Years ended April 30, 2004 and 2003

	2004	2003
LOGGING ACTIVITIES		
Sale of timber	$ 302,526	$315,792
Logging expense	7,089	32,137
Net logging income	295,437	283,655
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	337,164	133,073
Property investigation costs	Nil	5,005
	337,164	138,078
Mineral Properties written-off	Nil	1,640,654
	337,164	1,778,732
ADMINISTRATIVE COSTS		
Accounting, audit & legal	42,905	35,141
Advertising, promotion & printing	9,942	3,399
Amortization	1,543	1,841
Licenses, insurance, and transfer agent fees	22,224	18,800
Management, salary & wages (net of recoveries)	21,414	35,446
Office & sundry	5,495	4,261
Office building expenses	8,412	6,234
Stock compensation expense	17,053	Nil
Telephone	1,021	1,166
Travel and accommodation	17,828	3,953
	147,837	110,241
OTHER EXPENSES (INCOME)		
Interest and US Exchange adjustment	(4,182)	(406)
Gain on sale of marketable securities	Nil	(2,561)
Gain on disposal of capital assets	Nil	(2,630)
Equity in loss of New Nadina Explorations Limited	Nil	21,906
Write down of Marketable Securities	Nil	93
Write down of investments	Nil	31,928
	(4,182)	48,330
LOSS FOR THE YEAR	(185,382)	(1,653,648)
DEFICIT, BEGINNING OF YEAR	(7,921,225)	(6,267,577)
DEFICIT, END OF YEAR	$(8,106,607)	$(7,921,225)
Loss per share, basic and diluted	$ (0.03)	$ (0.33)
Weighted average number of Shares outstanding	5,468,855	5,061,858

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

Statement 3

Statement of Cash Flows

Years ended April 30, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities		
Loss for the period	$ (185,382)	$(1,653,648)
Add: Items not involving cash		
Amortization	5,392	5,243
Equity in Loss - Investments	Nil	21,906
Write down of marketable securities	Nil	93
Write down of investments	Nil	31,928
Gain on sale of marketable securities	Nil	(2,561)
Gain on disposal of capital assets	Nil	(2,630)
Mineral Properties – written off	Nil	1,640,654
Stock compensation	17,053	Nil
	(162,937)	40,985
Changes in non-cash working capital items:		
Decrease (increase) in prepaid amounts	1,492	(1,194)
Decrease (increase) in accounts receivable	(23,251)	4,055
Increase (decrease) in amounts due to directors	1,741	(2,924)
Increase (decrease) in accounts payable	(5,385)	3,957
	(188,340)	44,879
Cash Flows from Financing Activities		
Shares issued for cash	212,500	22,500
Cash Flows from Investing Activities		
Acquisition of capital assets	(5,076)	Nil
Proceeds on sale of marketable securities	Nil	6,352
Decrease (increase) in investments	3,497	(1,120)
Proceeds from sale of capital assets	Nil	4,800
Acquisition of mineral property	Nil	(313)
	(1,579)	9,719
Increase (decrease) in Cash	22,581	77,098
Cash, and term deposits, beginning of period	130,750	53,652
Cash and term deposits, end of period	$ 153,331	$ 130,750
Supplementary Schedule		
Income taxes paid	$ Nil	$ Nil
Amortization of capital assets to mineral properties	$ 3,849	$ 3,402
Non-monetary transactions		
Shares issued for costs	$ Nil	$ Nil
Stock compensation	$ 17,053	$ Nil

See accompanying notes to financial statements.

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

a) **Nature of operations:**

The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

b) **Management Estimates:**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c) **Cash and Cash Equivalents:**

Cash and cash equivalents include cash on hand, account balances with banks and short term deposits with original maturities of three months or less.

d) **Marketable Securities:**

Marketable securities are stated at the lower of cost and lowest quoted market value.

e) **Investments:**

Investments were accounted for using the equity method for the year ended April 30, 2003. For the year ended April 30, 2004, the Company is not considered to have significant influence in the company they invested in. Therefore, the cost method is used to account for the investment. Under the cost method, the investment is initially recorded at cost, and earnings from such investments are recognized only to the extent received or receivable. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

f) **Property, Plant and Equipment:**

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets is recorded on the declining balance basis at the rates indicated in note 5 and is allocated between operations and deferred exploration expenditures based on the nature of the asset and the relative percentages of its use.

g) **Mineral Properties:**

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred. A $5,000 one-year renewable bond is deposited under MX reclamation agreement with Ministry of Mines for purposes of general exploration.

The Company previously had deferred mineral property acquisition and exploration costs until the properties are brought into production at which time these costs were to be amortized over the estimated life of the ore body to which they relate. Costs deferred in prior years have been written off to expenses in the prior years.

h) **Loss Per Share:**

Basic net income and loss per share amounts are calculated using the weighted average number of common shares outstanding during the period. Fully diluted net income per share is calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of warrants and options and that the assumed proceeds from the exercise of warrants and options are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during period in which a net loss is incurred as the effect is anti-dilutive.

i) **Stock based compensation:**

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $17,053 in the current fiscal year. The prior years stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

j) **Future income taxes:**

The Company follows the asset and liability method of accounting for income taxes whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k) **Financial Instruments:**

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

l) **Environmental Expenditures:**

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

m) **Share Capital:**

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

n) **Flow-Through Shares:**

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital. As the Flow-through Share Agreement was entered into on December 24, 2003, there is no impact on the financial statements for the current year.

o) **Joint Ventures:**

Certain of the Company's properties were the subject of joint venture agreements. Where joint venture agreements exist, the Company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

3. MARKETABLE SECURITIES

	2004	2003
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 71,777	$ Nil
Additions during the year	4,815	Nil
Closing balance – lowest recorded market price	$ 76,592	$ Nil

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has a director in common with the Company. During the year, the Company received 48,150 shares from New Nadina for debt of $4,815. The Company on April 30, 2004 owned 1,842,582 New Nadina common shares representing 13.84% of the issued shares. On April 30, 2004, the quoted market value of the common shares was $276,387.

4. INVESTMENTS

	2004	2003
New Nadina Explorations Limited (i)		
1,794,432 common shares at cost	$ Nil	$ 426,126
Equity in losses	Nil	(105,828)
Write down	Nil	(248,521)
	Nil	71,777
Advances	Nil	8,312
	$ Nil	$ 80,089

(i) As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation (*Note 3)*. On April 30, 2003, the Company owned 1,794,432 common shares. The quoted market value of the common shares as at April 30, 2003 was $89,722.

5. PROPERTY, PLANT AND EQUIPMENT

				2004	2003
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$15,000	$ Nil	$15,000	$15,000
Paving	8%	5,460	2,582	2,878	3,129
Buildings	4%-5%	110,401	44,710	65,691	68,520
Mining equipment	30%	117,557	112,205	5,352	1,481
Office equipment	20%	53,972	49,567	4,405	5,506
Trailer	30%	21,861	21,851	10	15
Automobiles	30%	5,417	5,415	2	3
		$329,668	$236,330	$93,338	$93,654

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the year ended 2004	**Greenwood Area**	**DHK NWT**	**Silica Quarry**	**Naket**	**2004 Total**
Amortization	**$ 3,849**	**$ -**	**$ -**	**$ -**	**$ 3,849**
Assaying	**3,833**	**-**	**-**	**-**	**3,833**
Assessment, filing fees, membership	**15,585**	**1,250**	**-**	**50**	**16,885**
Direct charges – wages	**31,437**	**4,403**	**43**	**150**	**36,033**
Exploration costs i)	**171,609**	**4,720**	**74**	**2,544**	**178,947**
Field supplies	**3,127**	**-**	**-**	**-**	**3,127**
Legal & miscellaneous	**3,426**	**11,846**	**-**	**-**	**15,272**
Property costs & acquisition	**2,547**	**-**	**-**	**-**	**2,547**
Roadwork/reclamation	**64,364**	**-**	**-**	**-**	**64,364**
Storage (samples& equipment)	**5,983**	**-**	**-**	**-**	**5,983**
Property and Mineral taxes	**1,704**	**-**	**-**	**-**	**1,704**
Travel & accommodation	**4,162**	**458**	**-**	**-**	**4,620**
Total:	**$ 311,626**	**$ 22,677**	**$ 117**	**$ 2,744**	**$ 337,164**

Exploration Expenditures by Property For the year ended 2003	Greenwood Area	DHK NWT	Silica Quarry	Naket	2003 Total
Amortization	$ 3,402	$ -	$ -	$ -	$ 3,402
Assaying	162	-	-	-	162
Assessment, filing fees, membership	5,773	-	-	50	5,823
Direct charges – wages	13,070	11,960	20	20	25,070
Exploration programs	22,919	5,559	-	1,510	29,988
Field supplies	148	-	-	-	148
Legal & miscellaneous	367	12,461	-	-	12,828
Property costs & acquisition	nil	40,200	-	-	40,200
Roadwork/ reclamation	753	-	-	-	753
Storage (samples & equipment)	8,311	-	-	-	8,311
Property and Mineral taxes	1,626	-	74	-	1,700
Travel and & accommodation	776	3,912	-	-	4,688
Total:	$ 57,307	$ 74,092	$ 94	$ 1,580	$ 133,073

i) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

	Balance April 30, 2003	Additions or write downs	Balance April 30, 2004
Deferred Exploration Expenditures			
Deferred Exploration	$ Nil		$ Nil
Acquisition Costs			
Greenwood Area	1	Nil	1
Arcadia (Skylark) – Greenwood Area	1	Nil	1
DHK Diamonds Inc. – NWT	1	Nil	1
Silica Quarry - Saskatchewan	Nil	Nil	Nil
Naket – Nunavut	1	Nil	1
Total Mineral Properties Deferred	$ 4	$ Nil	$ 4

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

The Company owns an equal one-third interest in DHK Diamonds Inc. (DHK), a private company formed in the Northwest Territories and extra provincially registered in British Columbia. The other shareholders are Dentonia Resources Ltd. ("Dentonia") (1/3rd) and Horseshoe Gold Mining Inc.("Horseshoe") (1/3rd). Originally DHK acquired three claims blocks comprising 208,000 acres and subsequently DHK greatly reduced its mineral property tenure. Under a Shareholders Agreement among the three DHK shareholders, DHK must present an itemized budget and program for consideration prior to directors' meetings that are to be held at least once every six months. The Shareholders' Agreement states that working capital shall be raised through offering in writing to the shareholders pro rata in accordance with their respective shareholdings. The Company has contributed to all budgets presented and approved by the DHK directors and has maintained a 1/3 interest in DHK. The most recent Annual General Meeting of DHK was held on February 7, 2002, no financial statements were presented at that meeting and the most recent budget meeting was held March 5, 2003. A director of DHK representing Dentonia instructed DHK's accountant to prepare financial statements for the fiscal years 2001, 2002 and 2003. A dispute resurfaced as to the contents of these statements, primarily on the issue of shareholder loan balances. The Company and the other shareholders have had long held opposing views as to what advances have been made to DHK by them for which they should be reimbursed. On July 12, 2004, DHK produced a draft financial statement to January 31, 2004 for review. This and previous statements have not been approved by Kettle River's nominees to the Board of DHK as Kettle River disputes certain billings from the other shareholders and related parties, and maintains that they were made in contravention of the Shareholders' Agreement. On March 24, 2003, Kettle River stated to the DHK Board of Directors that it would not waive the appointment of an auditor for DHK. To date, no auditor has been appointed. Because DHK is similar to an incorporated joint venture, the Company has accounted for this investment as a regular mineral property transaction similar to Note 2(g). Therefore, all advances to DHK have been treated as mineral property costs. The Company is currently unaware of current activity in DHK, however there may be expenses since March 5, 2003 which the Company may be liable for. However, management believes that the Company would not be responsible for any such potential expenses because such expenses had not been approved as required by the DHK Shareholders' Agreement and consequently no amounts have been included in the accounts.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37acre Silica Quarry Lease in Saskatchewan. The lease expires in November 2004 and an application for renewal will be submitted. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company, with New Nadina Explorations Limited, owns a 50% participating interest in one claim in Nunavut. The Company is carried for the current program up to $80,000 in order to equalize previous expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. for a period expiring on August 1, 2005 on production of any diamonds or metal products from the claim blocks.

7. SHARE CAPITAL

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**

	No. of Shares		Value
Opening balance:	5,203,611		$ 8,854,360
Less treasury shares at cost	(256,000)		(698,854)
	4,947,611		8,155,506
July 26, 2002 options exercised	150,000	1.	22,500
Balance at April 30, 2003	**5,097,611**		**$ 8,178,006**
December 24, 2003 - private placement	**800,000**	2.	**160,000**
December 24, 2003 - broker shares	**18,000**	3.	**Nil**
February 4, 2004 - warrants	**350,000**	4.	**52,500**
Stock compensation	**Nil**		**17,053**
Balance at April 30, 2004	**6,265,611**		**$ 8,407,559**

Financings:

1. On July 26, 2002, 150,000 directors share options at $0.15 were exercised to net $22,500.
2. During the year ended April 30, 2004, the Company issued a non-brokered private placement for a total of 800,000 units at 20 cents, each unit comprising one common flow-through share and one non-flow-through share purchase warrant at 25 cents exercisable for 24 months expiring December 24, 2005. The hold period on the shares and warrants expired May 7, 2004. The flow-through funds were designated on properties in the Greenwood Area mainly the Tam O'Shanter-Wild Rose gold project. As at April 30, 2004, proceeds received from flow-through shares were spent entirely on properties in the Greenwood Area.
3. Haywood Securities Inc. was issued a finder's fee commission of 6% represented by the issuance of 18,000 common shares.
4. Warrants issued February 28, 2002 for 350,000 common shares at $0.15 expiring February 4, 2004 were exercised for $52,500.

c) **Warrants:**

	Number	Price/share	Value	Expiry
Issued March 5, 2001	200,000	$0.50		Expired
Expired July 16, 2002	(200,000)			
Issued February 28, 2002	350,000			February 4, 2004
Exercised February 4, 2004	**(350,000)**	$0.15	$52,500	
Issued December 24, 2003	**800,000**	$0.25		December 24, 2005
Balance at April 30, 2004	**800,000**			

7. SHARE CAPITAL - continued

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at April 30, 2004 there were 400,000 (April 30, 2003 - 165,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18.

Summary of the Company's options at April 30, 2004 and the changes for the year:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2004	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000	Nil	Nil	400,000		

e) Stock based compensation

Effective May 1, 2003, the Company has prospectively adopted the new recommendation of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" (*Note 2i*). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year, the Company granted options to purchase up to 235,000 shares of the Company at an exercise price of $0.18 per share. The total value of the options granted was calculated to be $25,605 on the grant date. Since the options were granted under a graded vesting schedule, $17,053 of the fair value has been recorded in the Company accounts during the year.

Comparative figures have been shown on a pro forma basis, as required.

	2004 *(i)*	2003 *(ii)*
Stock-based compensation	$ 17,053	$ 473
Loss for the year – as reported	$ (185,382)	$ (1,653,648)
Loss for the year – pro forma	$ N/A	$ (1,666,248)
Loss Per Share - Basic and Diluted		
As reported	$ (0.03)	$ (0.33)
Pro-forma	$ N/A	$ (0.33)

(i) Recorded as an expense with the offsetting entry to share capital.
(ii) Disclosed as an expense on a pro forma basis only.

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 30, 2004	April 30,2003
Average risk free interest rate	**4.04 %**	3.75 %
Average expected option life	**5 years**	5 years
Stock volatility – based on trading history	**69.40 %**	120 %
Dividend payments during life of option	**Nil**	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2004, $22,698 is owed to directors.

The Company incurred the following expenses with related parties:

	2004	2003
To two directors for telephone and office to offset expenses incurred in conducting company affairs and to one director for providing geological consulting services.	**$ 5,700**	$ 2,400
To a director who is an employee for office management, administration, investor relations, secretarial duties including bookkeeping, and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples),	**74,125**	74,550
To a director who is also the president of the Company for geological exploration services, and exploration management,	**54,500**	36,450
To a director for equipment use and storage facilities for Company owned exploration equipments, drill core and samples,	**5,725**	9,040
To two separate law firms during the time that a director was a partner or an associate.	**Nil**	1,681
To the former Chief Financial Officer for consulting and accounting services.	**Nil**	1,000
Total	**$140,050**	$125,121

During the period a total of $21,599 (2003 - $10,420) was recovered from a company that has one common director to offset office and secretary expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2004 and 2003

9. SEGMENTED INFORMATION

		As at April 30,2004		As at April 30, 2003
Revenue by industry				
Logging	$	302,526	$	315,719
Exploration		Nil		Nil
	$	302,526	$	315,719
Net income (loss) by industry				
Logging	$	295,437	$	283,655
Exploration		(480,819)		(1,937,303)
	$	(185,382)	$	(1,653,648)
Assets by industry				
Logging	$	Nil	$	Nil
Exploration		349,599		309,072
	$	349,599	$	309,072
Property plant and equipment by industry				
Logging	$	Nil	$	Nil
Exploration		93,338		93,654
	$	93,338	$	93,654

10. INCOME TAXES

The tax effects of temporary differences that give rise to the Company's future income tax asset are presented below:

	2004	2003
Non-current future income tax assets:		
Property, plant and equipment	$ 19,374	$ 17,667
Mineral properties	2,608,222	2,488,124
Capital loss carry forward	16,762	16,762
Investments	70,266	70,266
	2,714,624	2,592,819
Valuation allowance	(2,714,624)	(2,592,819)
	$ Nil	$ Nil

The income tax recovery shown on the statements of operations differs from the amounts obtained by applying combined Canadian Federal and Provincial statutory rates to the net loss before taxes as follows:

	2004	2003
Combined statutory rate	35.62%	35.62%
Income tax recovery based on the statutory rate	$ 66,033	$ 589,029
Tax effect of expenses that are not deductible for tax purposes	55,772	55,301
Tax effect of corporate income tax rate reductions	Nil	317,083
Increase in valuation allowance	(121,805)	(961,413)
Income tax recovery for the period	$ Nil	$ Nil

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR
KETTLE RIVER RESOURCES LTD.

Our Management's Discussion and Analysis

Dated August 25, 2004

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and all reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Activities on Mineral Projects

Kettle River's main objective is to make a mineral deposit discovery. Due to the land holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Greenwood Mining Division – Southern British Columbia

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division. Within an approximate 44 square kilometer area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants and 137 located claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. The largest holding is the Phoenix property that was acquired by Noranda Explorations Ltd. from Granby Mining Company in 1979 and later by the Company. Upon termination of the Greenwood Area Noranda joint venture, Noranda fulfilled reclamation requirements on these properties to the satisfaction of mining and environment ministries. During the year $311,626 was expended on properties in the Greenwood Area.

<u>Phoenix Mine Area:</u>

Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. During the period $44,394 was expended. This included trenching a Marble prospect and exploring the potential for a quarry. To date, neither the quantity nor the extent has been determined. The marble named "Pastel Marble" due to its subtle pink, green, gray coloration on an off white background takes a high polish. Prospecting, permitting applications, reports and filing expenses include $9,500 paid to a director and $12,888 to staff for research, support, permit applications, reporting and filing. Costs for filing and recording fees and reporting work completed during the period was $6,100. Legal fees of $3,426 during the period pertain to property tenure.

Phoenix Tailings property:

This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package known as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. Tests confirm there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. A *Study for Industrial Minerals Potential* study was contracted to the UBC mineral division that basically concluded there is no economic industrial mineral content at current prices.

Costs during the period relate to road development, cleaning debris, deepening and rehabilitating the bypass channel way, plus preparation and completion of perimeter fencing on the 336 acre parcel. A portion of the property was logged during the year ended April 30, 2003 to net proceeds of $206,420 with a further $303,400 during the current period. Fencing and spillway reclamation costs during the period were $64,201.

Haas Creek Talc:

Permitting was received and physical work completed to upgrade and repair road access, excavate overburden and cut a face into the showing. Expenditures this period of $3,465 relate to office support staff and management for preparation of the program and equipment rent.

Bluebell-Summit Property:

The property is mainly comprised of 20 Crown Grants where under surface title is held. No physical or contracted work was conducted during the quarter. Costs for storage of core and samples and mineral property taxes during the period were $6,953.

Tam O'Shanter:

The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants to the west of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Claim locations were assessed and restructured. Drilling and trenching took place in early 2004. Costs of $186,787 include $141,750 for drilling and trenching related expenses, and $45,037 for survey, staking, prospecting, and geological related expense.

The drill program consisted of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between intercepts (previous gold values of 0.58 opt over 1.1m, 0.21 opt over 3m with recent values of 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling is recommended in the Tam O'Shanter report. J.M. Hutter, P. Geo was the qualified person as defined in NI 43-101 on the project.

Rads and Shickshock/Sailor Boy Property:

The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. No work was conducted during the period.

Niagara Property:

The property consists of 23 units within 4 claims. Costs expended of $1,625 consisted of prospecting and reviewing potential for further work.

Lac de Gras – Northwest Territories - DHK Diamonds Inc: (DHK):

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. (KCEI) optioned the property, carrying the DHK group 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000 returning the property to DHK. DHK then entered into various agreements with BHP Billiton Diamonds Inc. allowing them to earn varying interests in the property. After unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc., the WI and DHK Blocks were abandoned.

Most claims in the WO block were forfeited after testing of airborne survey anomalies proved mostly unsuccessful in finding new kimberlites. Claims held under the existing agreement are in the WO Claim Block in the vicinity of the Tli Kwi Cho (DO27) and continue to have potential exploration. At this time the DHK participating interest is 28.8%. On December 16, 2003, BHP first advised they wished to divest themselves of their interest in the project and have transferred their interest to Peregrine Diamonds Inc. ("Peregrine").

The Company holds an equal 1/3 of the issued shares of DHK. The Company reports contributions to budgets as exploration costs. During the year ended 2004, costs of $22,677 were incurred: legal fees of $11,846, dues and memberships of $1,500 and $9,331 for management and related expenses which include administrative travel costs. The most recent presented program, March 2003, approved a budget of $90,500 to drill 3 holes into the WO9 target during the summer of 2004. The DHK contribution was 28.8% or $26,064. As well, Kettle River contributed a further $13,334 being 1/3 of DHK operating and other costs for a total contribution of $27,700. To date there has been neither a report from DHK on the drill program nor an accounting of the 2003 budget. Although the Company has not received notices of meeting and proposals for 2004 exploration budget or DHK operating costs, we are expecting to receive notice shortly with an itemized budget and program proposal for the upcoming season.

Pellatt Lake Property:

DHK acquired ten claims (Pellatt Lake property) from the termination of the KCEI agreement, one of which contains a diamondiferous dike. Intrepid Geophysics was hired by DHK to review the KCEI airborne data and as a result of targets identified an associate staked three contiguous claims in November 2000. They were acquired in December 2002 by DHK and as no exploration work had been conducted, a bond of $15,000 was paid by DHK to keep the ground in good standing. No work was proposed nor conducted by DHK management and this allowed 7 claims within the core block containing a number of targets resulting from the Intrepid Geophysics report to forfeit. Dentonia Resources Ltd. (Dentonia) with two common directors, one being an officer of DHK then staked and maintains it has acquired, for Dentonia's own account, the 7 mineral claims originally belonging 100% to DHK in the Pellatt Lake land package. Kettle River's position is that Dentonia in fact holds these claims in trust for DHK and has no legal interest in them. Dentonia disputes Kettle River's position. A DHK agreement was simultaneously struck on behalf of DHK and Dentonia for the entire 13 claims giving Peregrine Diamonds Inc. the right to conduct an airborne survey prior to December 31, 2003. Up to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they proceed to a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for DHK. Peregrine did not meet the December 31, 2003 deadline and an extension was granted. Peregrine although not obligated to file assessment work paid the required refundable work bond of $16,270 and expects to conduct an airborne survey this fall.

Arcadia (Skylark) Property:

The property consists of 12 reverted Crown Grants purchased from G. Stewart with the Company and H.H. Shear acquiring the property as joint tenants. The Company is of the opinion that it may own 100% of the property resulting from the death of its joint tenant partner. Geochemical sampling conducted upon acquisition did not provide targets or conclusive results. A portion of the property was a former silver gold producer during the late 1980's. During the period, property related expenses for $3,315 were incurred for geological services.

Data obtained has been reviewed with a geophysical program planned for later this year. Significant gold silver occurrences in a fault hosted serpentine zone found at the end of the 1980's operation require further testing. Kingsman Resources Ltd. conducted a trenching program during 2003 with encouraging results encountered on their adjacent Snowshoe property in the *Serp Zone* that occurs on both properties.

Saskatchewan - 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is 37 acres and under lease subject to an annual rental of $2 per acre which currently expires in November 2004. Each partner records individual expenses as incurred. The Company has recently initiated discussions with a company to explore the potential to further test and market the silica potential on this property.

NAKET Project, Nunavut –50%

This property, located in Nunavut is north and east of Lac de Gras in the Hardy Lake area where diamondiferous kimberlites have been discovered. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamond production payable to Kennecott Canada Exploration Inc.

Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $80,000 in order to equalize previous expenditures. Current expenditures of $2,744 relate to filing and exploration data review.

In 2001 the Company spent $12,943 on property acquisition and in 2002 staked an additional 6 claims costing $9,738 to own 12 claims at a cost of $22,691. The Company, to date has expended $106,669 on exploration. In October 2002, two of the twelve claims were allowed to forfeit, as test results were not encouraging. In 2004, another 9 claims were allowed to lapse leaving one claim covering 2,582.5 acres.

Our Results of Operations
Selected Annual Information – Audited statements

Year ended April 30th	Revenues from logging operations	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Asset	Total Liabilities
2004	295,437	(185,382)	(0.03)	349,599	48,647
2003	283,655	(1,653,648)	(0.33)	309,072	52,291
2002	Nil	(1,712,443)	(0.37)	1,939,187	51,258

Summary of quarterly reports
The following table sets out financial information for the last 8 quarterly reports of Kettle River. The 1st, 2nd and 3rd quarters are derived from unaudited quarterly financial statements prepared by management. The 4th quarter represents the April 30th audited year end financial statements. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Revenues from logging operations	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Assets	Total Liabilities
4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647
3rd Quarter 2004	(20)	(191,070)	(0.04)	344,807	22,031
2nd Quarter 2004	(240)	(117,308)	(0.02)	393,010	42,764
1st Quarter 2004	295,697	210,773	0.04	536,103	68,549
4th Quarter 2003	196,712	107,627	0.02	309,072	52,291
3rd Quarter 2003	94,103	33,368	0.01	279,209	130,055
2nd Quarter 2003	(7,160)	(1,755,283)	(0.34)	212,991	97,205
1st Quarter 2003	Nil	(39,360)	(0.01)	1,946,737	75,668

Results of Operations

For the year ended April 30, 2004, the Company experienced a net loss of $185,382 or $0.03 per share compared to a loss of $1,653,648 or $0.33 per share the previous year. This decrease is primarily attributed to prior years exploration property write offs of $1,640,654 at 2003 year-end. Logging income realized from sale of timber harvested from the Company's fee simple real estate holdings grossed $302,526 in 2004 and $315,792 in 2003.

Our operating expenses, arising from general and administrative costs and exploration costs on our properties, for the period was $485,001 as compared to $1,888,973 at April 30, 2003. In the year ended April 30, 2003 capital exploration amounts of prior years totaling $1,640,654 were written off accounting for the comparative decrease in exploration expenditures. At the year ended April 30, 2002, an additional cumulated $ 1,272,794 in exploration was written off.

Actual exploration expenditures in 2004 were $337,164 compared to $138,078 in 2003. During 2004 the Company conducted a number of exploration programs further explained in the property disclosure section.

Overall operating expenses were higher due to the increased activity of the Company. Accounting, audit & legal fees increased to $42,905 from $35,141 the previous year, license, insurance and transfer agent costs of $22,224 increased from $18,800, office building expenses increased to $8,412 from $6,234, travel and accommodation increased to $17,828 from $3,953 however management costs decreased to $21,414 from $35,446 and is reflected in increased applicable exploration costs.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $17,053 in the current fiscal year. The prior year's stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period

On August 14, 2003, Larry Widmer, B.Comm, joined the board of directors and Ellen Clements was appointed Chief Financial Officer (CFO).

Liquidity

The financial statements for the year ended April 30, 2004 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At April 30, 2004, Kettle River had a working capital of $202,610 compared to $80,034 at April 30, 2003.

Financing Activity and Principal Purposes

During the period the Company received $295,437 from net timber sales and contributed to funding the ongoing operations of the Company. On December 24, 2003, $160,000 was received with respect to a Flow Through private placement of which $18,250 was unspent at April 30, 2004. During the year ended April 30, 2004, 350,000 warrants were exercised providing cash of $52,500.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2004 available on its SEDAR Page Site access is through www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who manages and conducts exploration invoices $400 per day according to programs conducted on specific properties. To an employee who is also a director, $6,000 per month is paid for office management, administration, investor relations, secretarial duties including bookkeeping, and assistance with certain exploration related tasks. Two directors are paid rental for providing storage facilities for exploration equipment and samples. Two directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $450 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with one director in common, in consideration for a monthly fee of $1,500. Miscellaneous charges, like telephone, postage, travel as well as extraordinary secretarial services are based on actual usage. At April 30, 2004, there is a receivable from New Nadina Explorations Limited for $20,370. Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2004, $22,698 is owed to directors.

Changes in Accounting Policies

The financial statements for the year ended April 30, 2004 followed the same accounting policies and methods of application used in the previous year presentation.

Management Changes

Management changes during the period: On August 14, 2003, Larry Widmer, B.Comm, joined the board of directors and Ellen Clements was appointed Chief Financial Officer (CFO).

Other

There were no special resolutions passed by shareholders during the period.
Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment.
There has been no material variations between financial results and information previously disclosed.
There were no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Steps have been taken to ensure that the Company conforms to the requirements of the new Business Corporations Act (British Columbia) (new BC Act") that came into effect on March 29, 2004.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it.

Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

Corporate Data

Head Office:
P.O. Box 130,
Greenwood, BC V0H 1J0
Phone: (250) 445-6756
Facsimile: (250) 445-2259

Directors & Officers:
George O.M. Stewart, G.G.
Director, President, Chief Executive Officer
Ellen Clements *
Director, Secretary, Chief Financial Officer
Gerald Rayner, P.Eng *
Director
Larry Widmer, B,Comm *
Director
* Members of the Audit Committee

Investor Relations:
Contact: Ellen Clements
Canada & US toll free: 1 800-856-3966
Email: *kettle@direct.ca*

Access Company filings and records at:
www.Sedar.com

Transfer Agent:
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street,
Vancouver, BC V6C 3B9
Phone: (604) 661-0232

Attorneys:
Lang Michener
1500 Royal Centre, PO Box 11117,
1055 West Georgia St.
Vancouver, BC V6E 4N3

Auditors:
Staley, Okada & Partners
Chartered Accountants
#400 – 889 West Pender Street,
Vancouver, BC V6C 3B2

Listings & Filings: Symbol KRR
The TSX Venture Exchange – Vancouver
-Standard & Poors
-Moody's Investment
-Security and Exchange Commission
12g3-2(b) Exemption File #82-666

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax: 250-445-2259
email: kettle@direct.ca

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and extraordinary general meeting (the "Meeting") of Shareholders of **Kettle River Resources Ltd.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, on October 22, 2004 at 10:00 a.m., local time, for the following purposes:

1. to receive and consider the report of the directors, the consolidated financial statements of the Company for its fiscal period ended April 30, 2004 and the report of the auditor thereon;
2. to fix the number of persons to be elected to the board of directors;
3. to elect directors of the Company for the ensuing year;
4. to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;
5. to approve a share option plan dated for reference October 22, 2003, and amended and restated effective October 22, 2004, as more particularly set out in the accompanying Information Circular;
6. to consider any permitted amendment or variation of any matter identified in this Notice; and
7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and an Annual Report accompany this Notice. The Annual Report contains a copy of the audited financial statements for the year ended April 30, 2004 and the auditor's report thereon. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that his or her shares will be voted at the Meeting.

Dated at Greenwood, British Columbia, September 13, 2004.

BY ORDER OF THE BOARD

"George O.M. Stewart"

George O.M. Stewart
President and Chief Executive Officer

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax: 250-445-2259
email: kettle@direct.ca

INFORMATION CIRCULAR

as at August 31, 2004

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kettle River Resources Ltd. (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on October 22, 2004 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors and officers of the Company. **A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (within North America at (866)-249-7775 or outside North America at (416) 263-9524), by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or with the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Registered Shareholders

Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Computershare Trust Company of Canada, by fax (within North America at (866)-249-7775 or outside North America at (416) 263-9524), by mail or by hand at its office at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used .

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Voting Securities and Principal Shareholders of Voting Securities

The Board of Directors of the Company has fixed September 13, 2004 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of August 31, 2004, the Company had outstanding 6,521,611 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and senior officers of the Company, only the following persons or corporations beneficially own, directly or indirectly or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
George O.M. Stewart	1,115,035	17.09%
Ellen Clements	881,370	13.51%

The above information was supplied by the Company and by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2004 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor were mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at four. The board proposes that the number of directors remain at four. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at four.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 31, 2004.

Name, Position and Municipality of Residence	**Occupation, Business or Employment**[1]	**Period a Director of the Company**	**Shares Beneficially Owned or Controlled**[2]
George O.M. Stewart President, Chief Executive Officer and Director Greenwood, British Columbia, Canada	Gemologist; President, Chief Executive Officer and Director of the Company and New Nadina Explorations Limited.	December 1, 1980 to date.	1,115,135
Ellen Clements Secretary, Chief Financial Officer and Director Greenwood, British Columbia, Canada	Chief Financial Officer, Secretary and Office Manager of the Company.	March 17, 1992 to date.	881,370
Gerald H. Rayner Director West Vancouver, British Columbia, Canada	Geological Consultant, self-employed.	September 25, 1992 to date.	69,000
Larry Widmer Director Kelowna, British Columbia, Canada	Self-employed; Business Management Consultant, Network Communications Inc., Kelowna, British Columbia, for the past five years.	August 14, 2003 to date.	30,500

Notes:

(1)(2) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3) The directors hold an aggregate of 75,000 options to purchase shares at an exercise price of $0.15 per share expiring on January 10, 2006, 90,000 options to purchase shares at an exercise price of $0.17 per share expiring on September 30, 2007 and 235,000 options to purchase shares at an exercise price of $0.18 per share expiring on September 24, 2008.

As at the date hereof, the members of the audit committee are Ellen Clements, Gerald H. Rayner and Larry Widmer.

APPOINTMENT OF AUDITOR

The Board of Directors of the Company resolved on June 17, 2004 that Grant Thornton LLP, Chartered Accountants, not be proposed for reappointment as the auditor of the Company at the Meeting. Staley, Okada & Partners, Chartered Accountants, of Suite 400 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors. Grant Thornton LLP was first appointed auditor of the Company in October 2002. KPMG LLP was auditor of the Company from September 1995 October 2002 .

There have been no reportable disagreements between the Company and Grant Thornton LLP and no qualified opinions or denials of opinions by Grant Thornton LLP for the purposes of National Instrument 51-102. A copy of the Company's Reporting Package with respect to the termination of Grant Thornton LLP and proposed appointment of Staley, Okada & Partners as auditor of the Company (including the Notice of Change of Auditor, a letter from Grant Thornton LLP and a letter from Staley, Okada & Partners) are attached as Schedule "A" to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company's financial year ended April 30, 2004 the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $134,350.

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

George O.M. Stewart, the Company's President and Chief Executive Officer, Ellen Clements, the Company's Secretary and Chief Financial Officer are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
George O.M. Stewart[1] President and Chief Executive Officer	2004 2003 2002	54,500 36,450 51,875	Nil Nil Nil	5,725 9,040 5,200	50,000[3] Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ellen Clements[2] Secretary and Chief Financial Officer	2004 2003 2002	72,000 72,000 72,000	Nil Nil Nil	2,125 2,125 2,125	50,000[3] 90,000[4] Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) An aggregate of $54,500 in salary was paid to George O.M. Stewart for the year ended April 30, 2004, under his management contract dated March 15, 1994. This management contract which expired in March, 1999 was renewed for a full term of five years in 1999 and amended on August 1, 2001. An aggregate of $5,725 was paid to Mr. Stewart to cover office, storage and equipment rental during the financial year ended April 30, 2004.

(2) An aggregate of $2,125 was paid to Ellen Clements for storage facilities.

(3) These options were granted on September 24, 2003 at an exercise price of $0.18 per share and expire on September 24, 2008.

(4) These options were granted on September 30, 2002 at an exercise price of $0.17 per share and expire on September 30, 2007.

Share Options

The share options granted to the Named Executive Officers during the financial year ended April 30, 2004 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
George O.M. Stewart	50,000	21%	$0.18	$0.18	September 24, 2008
Ellen Clements	50,000	21%	$0.18	$0.18	September 24, 2008

No share options were exercised by the Named Executive Officers during the financial year ended April 30, 2004,. The value of the unexercised in-the-money options at the financial year April 30, 2004, was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement dated March 15, 1999 (the "Management Agreement"), the Company has engaged George O.M. Stewart to act as President and Chief Executive Officer of the Company. The term of the Management Agreement is for five years from March 15, 1999 and provides for remuneration of $102,000 per year. For the period April 1, 1999 to April 30, 2000 Mr. Stewart voluntarily reduced his fee to $90,000. For the period May 1, 2001 to April 30, 2002 Mr. Stewart voluntarily reduced his fee to $51,875 and for the period from May 1, 2002 to April 30, 2003 Mr. Stewart voluntarily reduced his fee to $36,450. The Management Agreement was amended on August 1, 2001 to reflect a previously agreed upon specific fee, however, Mr. Stewart is currently voluntarily billing at a daily rate of $400/day only while working on specific projects. Mr. Stewart's remuneration for the period May 1, 2003 to April 30, 2004 was $54,500.

The Management Agreement may be terminated by the Company providing Mr. Stewart with 12 months notice in writing or payment (in lieu of notice) by the Company to Mr. Stewart of an amount equal to 12 times the monthly fee then in effect. The Management Agreement may be terminated by Mr. Stewart in the event of any one of the following significant changes: (1) a take-over bid; (2) change of control of the board of the Company; (3) the sale of all or substantially all the assets of the Company; (4) the termination of the Company's business or the liquidation of its assets; or (5) the merger or amalgamation of the Company whereby the Company's shareholders receive less than 51% of the outstanding shares of the new or continuing corporation; in which event the Company will pay Mr. Stewart 12 times the monthly fee in effect.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

The Company paid $2,400 to Gerald Rayner and $1,700 to Larry Widmer for office expenses during the year ended April 30, 2004.

An aggregate of 235,000 options were granted to the directors during the year ended April 30, 2004, at an exercise price of $0.18 per share. These options expire on September24, 2008.

Securities Authorized For Issuance Under Equity Compensation Plans

The Company has no compensation plans under which equity securities are authorized for issuance other than the share option plan (the "Plan") which was been previously approved by shareholders on October 22, 2003. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares at the time the option is granted. All options expire on a date not later than five years after the date of grant of such option.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Share Option Plan	400,000	$0.17	252,161
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	400,000	$0.17	252,161

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company had any interest in any material transaction during the year ended April 30, 2004, or has any interest in any material transaction in the current year other than as set out herein.

On January 7, 2004 the Company completed a private placement for a total of 800,000 units at $0.20 per unit. Each unit is comprised of one flow-through common share and one non flow-through share purchase warrant exercisable to purchase a non flow-through common share at $0.25 per Share. Informed persons participated in this private placement for an aggregate of 312,500 units.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

STOCK OPTION PLAN

A number of Shares equal to ten (10%) percent of the issued and outstanding Shares in the capital stock of the Company from time to time are reserved for the issuance of stock options pursuant to the Company's stock option plan dated October 22, 2003 (the "Plan"). The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSX Venture Exchange ("TSXV"). The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Company, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than five (5) years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual general meeting of the shareholders of the listed company. Further, the TSXV requires all listed companies to have a stock option plan if the listed company intends to grant any options. The directors of the Company have approved an amended and restated version of the Plan to be effective October 22, 2004 (the "Amended Plan"). The amendments are of an administrative nature only. A copy of the Amended Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

> "Resolved that the Company's share option plan, dated for reference October 22, 2003, and amended and restated effective October 22, 2004, be approved."

A shareholder may also obtain a copy of the Plan by contacting the Company at 1-800-856-3966.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.SEDAR.com. Financial information is provided in the Company's Annual Report for the year ended April 30, 2004.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Greenwood, British Columbia, September 13, 2004.

"George O.M. Stewart"

George O.M. Stewart
President and Chief Executive Officer

"Ellen Clements"

Ellen Clements
Secretary and Chief Financial Officer

Schedule "A"

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Facsimile: 250 445 2259

June 17, 2004

Grant Thornton LLP
PO Box 11177, Royal Centre
#2800 – 1055 West Georgia Street,
Vancouver, BC V6E 4N3

And

Staley, Okada & Partners,
Chartered Accountants
Ste 400 – 899 West Pender St.,
Vancouver, BC V6C 3B2,

Dear Sirs:

RE: Notice of Change of Auditor "Notice"

Pursuant to National Policy No. 31 of the Canadian Securities Administrators

The Company hereby provides notice pursuant to National Policy No. 31 (the "Policy") of a change of auditor by Kettle River Resources Ltd. (the "Company") from Grant Thornton LLP to Staley, Okada & Partners, Chartered Accountants.

The Company confirms that:

1. the Company has decided to change its auditor from Grant Thornton LLP (the "former auditors"), to Staley Okada & Partners, Chartered Accountants (the "successor auditors"). Consequently, on June 16, 2004, Grant Thornton LLP was asked by the Company to resign and Grant Thornton LLP submitted their resignation effective June 16, 2004. Staley Okada & Partners, Chartered Accountants has agreed to their appointment as new auditor of the Company.

   At the Annual and Special Meeting of Shareholders scheduled during October 2004, the Shareholders of the Company will be asked to approve the appointment of the firm of Staley Okada & Partners, Chartered Accountants as auditors of the Company;

2. there were no reservations contained in the Auditor's Reports for either of the Company's two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof;

3. the Company's audit committee and board of directors has participated in and approved the change of auditor for the Company and have also approved the appointment of Staley Okada & Partners, Chartered Accountants as successor auditor; and

4. in the opinion of the Company, no reportable events (as that term is defined in National Policy No.31) have occurred prior to date hereof.

The Company requests that each of Grant Thornton LLP and Staley Okada & Partners, Chartered Accountants provide the Company with a letter, in digital format, addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission stating whether or not it agrees with the above statements.

DATED at Greenwood, British Columbia, this 17th day of June, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS
Per:

Ellen Clements,
Director

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

June 17, 2004

70-17447

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Ontario Securities Commission
Suite 800 – P.O. Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8

Dear Sirs:

Re: Change of Auditor

We have been provided with the *Notice of Change of Auditor* dated June 17, 2004 with respect to our resignation as auditor of Kettle River Resources Ltd. ("the Company"). Pursuant to Section 4.11, Paragraph (5)(a)(ii)(B) of National Instrument 51 – 102, we confirm our agreement with the information contained in the attached notice. This confirmation is based on our knowledge of the information at this date.

We understand that the *Notice of Change of Auditor*, along with this letter and a similar letter from Staley Okada & Partners will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next Annual General Meeting of Shareholders.

Yours very truly,

Grant Thornton LLP

CHARTERED ACCOUNTANTS
Gerry Leonard, C.A., Partner

Encl.

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

18 June 2004

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

- and -

Alberta Securities Commission
4th Floor, 300 Fifth Avenue S.W.
Calgary, Alberta T2P 3C4

- and -

Ontario Securities Commission
Suite 1900 – 20 Queen Street West
Toronto, Ontario V5H 3S8

Dear Sirs / Mesdames:

Re: Kettle River Resources Ltd. (the "Company")

We have read the Change of Auditor Notice of the Company dated 17 June 2004 and are in agreement with the statements contained in such Notice.

Yours truly,

STALEY, OKADA & PARTNERS

"Staley, Okada & Partners"

Chartered Accountants

CC: Kettle River Resources Ltd.

N:\Client Listing\500\530437\Word\2004\Ltr\Change of Auditor Ltr - BCSC, ASC & OSC - 2004-06-18.doc

COPY

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

File #82-666
Rule 12g3-2(b)

627357.2

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS OF KETTLE RIVER RESOURCES LTD. (the "Company") to be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia on Friday, October 22, 2004 at 10:00 a.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, George O.M. Stewart, President and Chief Executive Officer of the Company, or failing this person, Ellen Clements, Secretary and Chief Financial Officer of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.
The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 4		
		For	**Withhold**
2.	To elect as Director, George O. M. Stewart		
3.	To elect as Director, Ellen Clements		
4.	To elect as Director, Gerald H. Rayner		
5.	To elect as Director, Larry Widmer		
6.	To appoint Staley, Okada & Partners as Auditors of the Company		
		For	**Against**
7	To approve the amended and restated share option plan		
8.	To authorize the Directors to fix the auditors' remuneration		
9.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

627357.2

REQUEST FOR INTERIM FINANCIAL STATEMENTS AND MD&A

TO: Kettle River Resources Ltd. (the "Company")
(Cusip No. 492705108)
(Script No. KRRQ)

In accordance with National Instrument No. 54-102 of the Canadian Securities Administrators, both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to a corporation's supplemental mailing list in order to receive interim financial statements and the related MD&A.

IF YOU WISH TO RECEIVE SUCH STATEMENTS, PLEASE COMPLETE AND SEND THIS RETURN CARD TO THE FOLLOWING ADDRESS ONLY. DO NOT ENCLOSE THIS FORM WITH THE PROXY.

PLEASE MAIL, FAX OR EMAIL TO:

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax to: 250-445-2259 or
kettle@direct.ca

I certify that I am a registered/non-registered owner of common securities of the Company and request that I be placed on the Company's Supplemental Mailing List in order to receive the Company's interim corporate mailings, including financial statements.

DATED: ________________, 2004.

____
Signature

____
Name - Please Print

____
Address

____

____
Postal Code

____
Fax

____
Telephone

____
Name and title of person signing if different from name above.

Note: These documents may be found on SEDAR at www.SEDAR.com **or on the Company's website at www.kettleriver.com.**

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

454638.2